Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Skillful Craftsman Education Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Skillful Craftsman Education Technology Limited (“the Company”), as of March 31, 2019 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2019 and the consolidated results of its operations and its cash flows for the year ended March 31, 2019, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2020
Sugar Land, Texas
September 13, 2021

F-2

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
	Note	2019
ASSETS
Current assets
Cash and cash equivalents	3	$10,362,283
Accounts receivable, net	4	451,132
Prepayments and other current assets	5	902,811
Total current assets		11,716,226
Non-current assets
Property and equipment, net	6	14,022,240
Intangible assets, net	7	17,799,207
Total non-current assets		31,821,447
TOTAL ASSETS		$43,537,673

LIABILITIES
Current liabilities
Accounts payable	8	$10,025
Taxes payable	13	375,337
Amounts due to a related party	14	-
Other payables	9	151,545
Deferred revenue-current	10	15,308,898
Total current liabilities		15,845,805
Non-current liabilities
Deferred revenue-noncurrent	10	8,672,836
Total non-current liabilities		8,672,836
TOTAL LIABILITIES		$24,518,641

COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 9,000,000 shares issued and outstanding		1,800
Additional paid-in capital		1,619,774
Statutory reserve		745,590
Accumulated earnings		16,945,947
Accumulated other comprehensive (loss) /income		(294,079)
TOTAL SHAREHOLDERS’ EQUITY		19,019,032
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$43,537,673

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Note	For the year ended March 31 2019
Revenue	10	$24,668,840
Cost of revenue	11	(9,458,559)
Gross income		15,210,281

Operating expenses:
Selling and marketing expenses		(1,832,006)
General and administrative expenses		(1,899,110)
Total operating expenses	12	(3,731,116)
Income from operations		11,479,165
Interest income		88,588
Interest expenses		(195)
Income before income taxes		11,567,558
Income tax expense	13	(2,892,500)
Net income		$8,675,058
Less: net profit attributable to non-controlling interests		-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders		8,675,058

Net income		$8,675,058
Other comprehensive (loss) /income:
Foreign currency translation adjustment		(735,192)
Total comprehensive income		7,939,866
Net earnings per ordinary share, basic and diluted		0.96
Weighted average number of ordinary shares, basic and diluted		9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Ordinary Shares	Additional paid-in capital	Statutory reserve	Accumulated profits	Accumulated other comprehensive (loss)/income	Total
Balance as of March 31, 2018	9,000,000	$1,800	$1,619,774	$745,590	$8,270,889	$441,113	$11,079,166
Net income for the year		-	-	-	8,675,058	-	8,675,058
Foreign currency translation adjustment		-	-	-		(735,192)	(735,192)
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2019
Cash flows from operating activities
Net income	$8,675,058
Adjustments to reconcile net profit to net cash generated from operating activities
Depreciation of property and equipment	922,770
Amortization of intangible assets	6,324,124
Loss on disposals of property and equipment	7,430
Changes in operating assets and liabilities:
Accounts receivables	(279,379)
Prepayments and other current assets	(900,838)
Accounts payable	(6,034,249)
Amounts due to a related party	(1,590,305)
Deferred revenue	13,423,585
Other payables	66,326
Taxes payable	(321,762)
Net cash generated from operating activities	20,292,760

Cash flows from investing activities
Purchase of property and equipment	(13,963,669)
Purchase of intangible assets	(1,782,615)
Net cash used in investing activities	$(15,746,284)

Net cash flows from financing activities	-

Effects of foreign currency translation	919,740

Net increase in cash and cash equivalents	5,466,216
Cash and cash equivalents at beginning of period	4,896,067
Cash and cash equivalents at end of period	$10,362,283

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,257,505
Cash paid for interest expense	195

The accompanying notes are an integral part of these consolidated financial statements.

F-6

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People's Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company undergone a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”).

As the Company, its subsidiaries and VIE are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Group's subsidiaries and the VIE were as follows:

Name of Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES ”)	December 24, 2018	HK	100%	Intermediary holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd.( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license, which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under the PRC laws, thus not being qualified to hold ICP license.

F-7

Accordingly, the Group's offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements signed subsequent to the year end:

Exclusive Business Cooperation Agreement

Under the Exclusive Business Cooperation Agreement between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations , WOFE , as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

F-8

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company's PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group's right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

F-9

The Group's business has been directly operated by the VIE. For the year ended March 31, 2019, the VIE contributed 100% of the Group's consolidated revenues. As of March 31, 2019, the VIE accounted for an aggregate of 100% of the consolidated total assets, and 100% of the consolidated total liabilities. The following financial statement balances and amounts of the Company's VIE were included in the accompanying consolidated financial statements:

As of March 31 2019
ASSETS
Current assets:
Cash and cash equivalents	$10,362,283
Accounts receivable, net	451,132
Prepayments and other current assets	900,968
Total current assets	11,714,383
Non-current assets:
Property and equipment, net	14,022,240
Intangible assets, net	17,799,207
Total non-current assets	31,821,447
TOTAL ASSETS	$43,535,830

Current liabilities:
Accounts payable	$10,025
Taxes payable	375,337
Amounts due to a related party	-
Other payables	151,545
Deferred revenue-current	15,308,898
Total current liabilities:	15,845,805
Non-current liabilities:
Deferred revenue-noncurrent	8,672,836
Total non-current liabilities	8,672,836
TOTAL LIABILITIES	24,518,641

For the year ended March 31 2019
Revenue	$24,668,840
Net profit	$8,675,058

For the year ended March 31 2019
Net cash generated from operating activities	$20,292,760
Net cash used in investing activities	(15,746,284)
Net cash generated from financing activities	-
Net increase in cash and cash equivalents	5,466,216

There are no consolidated VIE's assets that are pledged or collateralized for the VIE' obligations and which can only be used to settle the VIE's obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE's assets.

F-10

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

e)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

F-11

f)	Property and equipment, net

Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Useful Lives
Server hardware	5 years
Vehicle	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

g)	Intangible assets

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Useful Lives
Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

h)	Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if any of the following criteria meets: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) The lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term

F-12

i)	Impairment of long-lived assets

The Group reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2019.

j)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices in active markets for identical assets and liabilities.

• Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayment and operating lease, accounts payable and taxes payable approximate the fair value of the respective assets and liabilities as of March 31, 2019 owing to their short-term nature or present value of the assets and liabilities.

F-13

k)	Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Group’s revenue is principally derived from the rendering of education services to the members through online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB 100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB 300 per member per quarter.

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance.

The Group also generate revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

As of March 31 2019
Deferred revenue-current	$15,308,898
Deferred revenue-non-current	8,672,836
Total	$23,981,734

For the year ended March 31 2019
Revenue recognized from deferred revenue balance	$10,558,149

F-14

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $23,981,734. The Group expects to recognize revenue of $15,308,898 and $8,672,836 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

l)	Cost of revenue

Cost of revenue is mainly composed of copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

m)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2019.

n)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees' salaries. The Group recorded employee benefit expenses of $79,056 for the years ended March 31, 2019.

o)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $ 1,319,969 for year ended March 31, 2019.

F-15

p)	Research and development costs

Research and development expenses consist of compensations and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development costs were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

q)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

r)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

s)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

Subsequent to the year end on April 22, 2020, our initial shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, our shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. Accordingly, unless otherwise noted, all share and per share information has been restated to retroactively show the effect of the stock consolidation.

t)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

u)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

F-16

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

v)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share,” ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

w)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

March 31, 2019
Year-end spot rate	US$1= 6.7335 RMB
Average rate	US$1= 6.7317 RMB

x)	Comprehensive income / (loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

y)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

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z)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2019, cash and cash equivalents amounted to $10,362,283.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

aa)	Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

ab)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

The Group does not believe other recently issued but not yet effective accounting standards would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

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bb)	Recently adopted accounting standards

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220). The new guidance permits, but does not require, companies to reclassify the stranded tax effects of the Tax Cuts and Jobs Act (the “Act”) on items within accumulated other comprehensive income to retained earnings. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group adopted this standard in the first quarter of 2019 and did not elect to reclassify the stranded tax effects of the Act on items within accumulated other comprehensive income to retained earnings. The Group uses the portfolio method for releasing the stranded tax effects from accumulated other comprehensive income. The adoption did not have a material impact on the consolidated financial statements.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group adopted this standard effective as of April 1, 2018 and the adoption did not have a material impact on its consolidated balance sheets or on its consolidated statements of cash flows.

In February 2016, FASB issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. On adoption and as of March 31, 2019, we did not recognize ROU assets or lease liabilities as we did not enter into any lease agreements with lease term over 12 months.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

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In August 2018, the FASB issued 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40), which reduces complexity for the accounting for the accounting for costs of implementing a cloud computing service arrangement. The amendment is effective for public companies with fiscal years beginning after December 15, 2019. Early adoption is permitted. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Company adopted the accounting standard in April 2020. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through Net profit. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Company adopted the accounting standard in April 2020.The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

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3.	Cash and cash equivalents

Cash and cash equivalents consisted of the followings:

As of March 31 2019
Cash on hand	$110
Bank balances	10,362,173
Total	$10,362,283

4.	Accounts receivable, net

Accounts receivable, net consisted of the followings:

As of March 31 2019
Accounts receivable, gross	$451,132
Less: allowance for doubtful accounts	-
Accounts receivable, net	$451,132

5.	Prepayments and other current assets

Prepayments and other current assets consisted of the followings:

As of March 31 2019
Prepaid service fees	$900,968
Others	1,843
Total	$902,811

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

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6.	Property and equipment, net

Property and equipment consisted of the followings:

As of March 31 2019
Server hardware	$8,479,493
Vehicles	114,204
8,593,697
Less: accumulated depreciation	(1,997,016)
Server development in progress	7,425,559
Property and equipment, net	$14,022,240

Additions to property and equipment for the years ended March 31, 2019 was $6,534,343.Carrying amount of disposals of property and equipment for the years ended March 31, 2019 was $7,428.

During the years ended March 31, 2019 the Group had no impaired or pledged property and equipment.

Depreciation expenses were $ 922,770 for the years ended March 31, 2019

7.	Intangible assets, net

Intangible assets consisted of the followings:

As of March 31, 2019
Software	$1,567,387
Courseware	27,355,662
Copyrights	3,118,735
32,041,784
Less: accumulated amortization	(14,242,577)
Intangible assets, net	$17,799,207

During the years ended March 31, 2019 , the Group had no impaired or pledged intangible assets.

Additions to intangible assets for the years ended March 31, 2029 was $1,782,134.There were no disposals of intangible assets for the years ended March 31, 2019

Amortization expenses were $ 6,324,124 for the years ended March 31, 2019. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of March 31, 2019

2020	$5,819,599
2021	5,168,699
2022	4,215,637
2023	2,518,327
2024	81,703

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8.	Accounts payable

Accounts payable consisted of the followings:

As of March 31 2019
Payable to suppliers	10,025
Total	$10,025

9.	Other payables

Other payable consisted of the followings:

As of March 31, 2019
Promotion fee payable	$143,710
Welfare payables	7,835
Total	$151,545

10.	Revenue

Disaggregation of revenue

For the year ended March 31, 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

For the year ended March 31, 2019
Online VIP membership revenue	$19,271,739
Online SVIP membership revenue	5,054,983
Technical service revenue	342,118
Total	$24,668,840

11.	Cost of revenue

Cost of revenue consisted of the followings:

For the year ended March 31, 2019
Amortization expenses	$6,324,124
Resource usage fees	1,573,653
Depreciation expenses of server hardware	900,608
Website maintenance fee	356,523
Raw material consumption fees	156,790
Business tax	139,429
Other	7,432
Total	$9,458,559

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12.	Operating expenses

Operating expenses consisted of the followings:

For the year ended March 31, 2019
Selling and marketing expenses:
Promotion expenses	$1,319,969
Union pay service charges	393,205
Employee compensation	99,514
Employee benefit expenses	18,056
Other	1,262
1,832,006

General and administrative expenses:
Employee compensation	$1,749,429
Employee benefit expenses	61,000
Depreciation expenses of vehicles	22,162
Other	66,519
1,899,110

Operating expenses	$3,731,116

13.	Taxes Payable

The Company is incorporated in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the year ended March 31, 2019.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD2, 000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the year ended March 31, 2019.

PRC

Income Tax

The Company's subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group's PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

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The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

For the year ended March 31, 2019
Current	$2,892,500
Deferred	-
Income tax expense	$2,892,500

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the year ended March 31, 2019 respectively:

For the year ended March 31, 2019
Income before income taxes	11,567,558
Tax rate	25%
Provision for income taxes at statutory tax rate	$2,891,890
Effect of non-tax deductible expenses	610
Income tax expense	$2,892,500

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2019, thus no deferred income tax is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

As of March 31, 2019
Income tax payable	$224,882
VAT payable	134,172
Other tax payables	16,283
Total	$375,337

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14.	Related parties

1)	Nature of relationships with related parties

Name of related parties	Relationship with the Company

Gao Xiaofeng	Chairman of the Board of Directors and Chief Executive Officer, 32.3% beneficial owner of the Company

2)	Transactions and balances with related parties

Amounts due to a related party:

The was no related party transactions and balance for the period ended March 31, 2019.

15.	Commitments and Contingencies

Capital Commitment

The company entered agreements with Jimei University in May 2018 and December 2017 for the construction and maintenance of website respectively. The unpaid purchase amount of $6,972,599 are capital commitment.

Operating Lease Commiment

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of March 31, 2019, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals. As of March 31, 2019, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the period ended March 31, 2019 was $ 31,046, and was recorded in general and administrative expense on the consolidated statements of operations. On March 31, 2019, the Group had no future minimum payments under non-cancelable operating leases over one year.

As of March 31, 2019, future minimum payments under non-cancelable operating leases were as followings:

Future Lease Payments
Within one year	$58,677
Total	$58,677

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16.	Subsequent events

Reorganization

The reorganization of the Group’s legal structure was completed on July 17, 2019 (Note 1).

Stock Consolidation

On April 22, 2020, our initial shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, our shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. Accordingly, all share and per share information have been retrospectively adjusted to reflect the effect of the stock consolidation for all periods presented.

Initial Public Offering

On July 27, 2020, the Company closed its initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share at an offering price of $5.00 per share, resulting in an aggregate of 12,000,000 ordinary shares outstanding. The company raised total net proceeds of $13,357,409 after deducting underwriting discounts and commissions, offering expenses and other related costs.

Acquisition

On May 25, 2021, the Group announced a definitive agreement to acquire 100% equity interest in Shenzhen Jishen Information Tech Limited ( “Jisen Information’), an integrated financial education and service provider in China, for a total consideration of 2,900,000 newly issued ordinary shares of the Company. The transaction has been unanimously approved by the Compay’s board of directors and the correspondent shares were issued on September 1, 2021.

Investment

On August 5, 2020, the Company made investment in financial assets held for trading of $8,000,000 which was belonging to Level 3 to measure fair value. As of March 19, 2021, the Company redeemed the fund and suffered a loss of $2,436,809.

Financial Impact of COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”   Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

The extent to which the COVID-19 outbreak impacts the Company’s future financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our distributors for the foreseeable future, among others.

New regulations

The China’s Office of the Central Cyberspace Affairs Commission (the “CAC”) initiated a comment solicitation on proposed rules that would impose enhanced restrictions on data collection and data storage. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council also issued “Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law” in July 2021. the company evaluated the impact of these new regulation and is of the opinion that it would not be subject to cybersecurity review under the proposed rules as the Company is neither an “operator of critical information infrastructure,” nor a “data processor” carrying out data processing activities that affect or may affect national security.

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and noted there are no other subsequent events.

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17.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

As of March 31, 2019
Assets/(liability)
Prepayment and other current assets	$1,843
Investment in subsidiaries and VIE	19,017,189
Total assets/(liability)	$19,019,032

Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 9,000,000 shares issued and outstanding	1,800
Additional paid-in capital	1,619,774
Statutory reserve	745,590
Accumulated Profits	16,945,947
Accumulated other comprehensive (loss)/income	(294,079)
Total shareholders’ equity	$19,019,032

Condensed statements of income

For the year ended March 31, 2019
Share of profit in subsidiaries and VIE	8,675,058
Income before income tax provision	8,675,058
Provision for income tax	-
Net income	$8,675,058

Condensed statements of comprehensive income

For the year ended March 31, 2019
Net income	$8,675,058
Other comprehensive income	(735,192)
Comprehensive income	$7,939,866

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company's condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

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